March 11, 2013

VIA EDGAR SUBMISSION

Mr. Hugh West
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re: Banco Santander, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 27, 2012
Response dated October 5, 2012
File No. 001-12518

Dear Mr. West:

On behalf of Banco Santander, S.A. (“Santander” or the “Bank”), I hereby submit Santander’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 25, 2013 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) of Santander.

I set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below. All references to page numbers in Santander’s responses are to pages in the filed version of the 20-F. I have also underlined and italicized our proposed changes to our Form 20-F and to our consolidated financial statements that will be included in future filings and I have struck through the text that will be deleted in future filings.

****************************

Form 20-F for the Fiscal Year Ended December 31, 2011

Notes to the consolidated financial statements for the year ended December 31, 2011, page F-9
g) Impairment of financial assets, page F-36
i. Definition, page F-36

1.
Refer to your response to prior comment 16. You indicate that you may reclassify transactions as standard when you have collected only a portion of the unpaid installments. Please revise future filings to disclose the circumstances under which you have collected only a portion of the unpaid installments but you have concluded that the loan should no longer be classified as doubtful. If significant, quantify the amount of loans reclassified as standard that still have unpaid installments due.

Response

We acknowledge the Staff’s comment and we propose to include the following disclosure in our future filings to enhance our explanation included in our response to comment 16 of our letter dated October 5, 2012:

“Transactions classified as doubtful due to counterparty arrears are reclassified as standard if, as a result of the collection of all or some of the unpaid installments, the reasons for classifying such transactions as doubtful cease to exist -namely, when any remaining unpaid installments are less than 90 days past due-, unless other subjective reasons remain for classifying them as doubtful. The refinancing of doubtful loans does not result in their reclassification to standard unless: there is certainty that the customer can make payment on the new schedule; the customer provides additional effective guarantees or collateral; the customer pays the current interest receivable; and the customer satisfies the cure period described in Note 54 to our financial statements.

Effective guarantees and collateral constitute the following: collateral in the form of cash deposits; quoted equity instruments and debt securities issued by creditworthy issuers; mortgages on completed housing, offices and multi-purpose premises and on rural property, net of any prior charges; and personal guarantees (bank guarantees, inclusion of new obligors, etc.) which entail the direct and joint liability of the new guarantors to the customer, these being persons or entities whose solvency is sufficiently demonstrated as to ensure the full repayment of the transaction under the agreed terms.”

The amount of loans reclassified as standard with less than 90 days past due installments is not significant. Moreover in order to enhance our disclosure we propose to include in Note 10 of our financial statements the following information which refers to the total amount of loans with past due installments less than 90 days and not classified as impaired (which includes those reclassified from doubtful status): “The amount of loans with less than 90 days past due installments classified as standard amounted to €4,732 million as of December 31, 2012 (€5,208 million as of December 31, 2011),

3. Santander Group, page F-53
xvii. SCUSA, page F-60

2.	Refer to your response to prior comment 20. Please tell us the following information related to your valuation of SCUSA:

• Whether the fair value was determined on a controlling basis; and,

• Whether you incorporated a control premium into the fair value attributed to your retained 65% interest and if so, how you determined the appropriate level of control premium to use in light of the fact that you have given up control of the company.

Response

We respectfully inform the Staff that our valuation did not apply a control premium to the fair value attributed to our 65% interest. We determined our valuation considering an independent third party valuation that took into account the Shareholders agreement, including the joint control, related to this transaction. Ultimately, the fair value we determined corresponded to our 65% interest in SCUSA when we considered the valuation of SCUSA in its entirety.

25. Provisions, page F-114
e) Litigation, page F-124

3.	We note your response to prior comment 21. Please address the following:

• Your proposed disclosure states that for certain of your litigation provisions, you have provisioned for the amount of litigation losses that were deemed likely. Tell us whether your definition of the term “likely”, as used in your proposed disclosure, is consistent with the term “more likely than not”, as used in paragraph 15 of IAS 37. If true, revise your disclosure in future filings to utilize the term as it appears in IAS 37.

• It remains unclear how you determine your various classes of provisions. Specifically, we note your disclosure on page F-123 that you aggregate provisions for restructuring with provisions for litigation (both tax and non-tax related). Tell us how you considered paragraph 87 of IAS 37 when concluding aggregation of these provisions as a single class was appropriate. In this regard, tell us how you concluded that litigation would, at a minimum, not be a single class of provisions given the varying nature of these items and the inability to sufficiently summarize in a single statement the nature, risk and uncertainties related to them as compared to restructurings. Alternatively, report these provisions separately.

• To the extent that you conclude that litigation should be its own class of provisions, or multiple classes of provisions (such as segregating between tax and non-tax related, or individual proceedings as separate classes), expand your disclosure to link the information in your roll forward to the narrative disclosures required by paragraph 85 of IAS 37 for those classes.

Response

We acknowledge the Staff’s comment and we confirm that our definition of the term “likely” means “more likely than not”, as used in paragraph 15 of IAS 37. However, in order to address all the issues detailed in the Staff’s comment we have analyzed our contingent liabilities and all the items included in Provisions for taxes and other legal contingencies and Other provisions as required by IAS 37 paragraph 87 and we have grouped those items whose nature is sufficiently similar, to fulfill the disclosure requirements stated in IAS 37 paragraphs 85(a) and (b) and 86(a) and (b). Additionally we have decided to keep the previous detail of provisions by geographical area as we consider it gives useful information. Therefore, we will revise our disclosure in future filings as shown below (the proposed changes are marked to our 2011 Form 20-F):

d)	Provisions for taxes and other legal contingencies and Other provisions

~~The balances of Provisions - Provisions for taxes and other legal contingencies and Provisions - Other provisions, which include, inter alia, provisions for restructuring costs and tax-related and non-tax-related proceedings, were estimated using prudent calculation procedures in keeping with the uncertainty inherent to the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, these obligations have no fixed settlement period and, in other cases, depend on the legal proceedings in progress.~~

The detail of Provisions for taxes and other legal contingencies and Other provisions by main geographical area is as follows:

	Millions of euros
	2012	2011	2010

Recognised by Spanish companies	722	680	840
Recognised by other EU companies	1,483	1,523	536
Recognised by other companies	2,973	3,665	3,735
Of which:
Brazil	2,750	3,364	3,664
	5,178	5,868	5,111

“The detail of Provisions for taxes and other legal contingencies and Other provisions by each class of provision, determined by grouping those items that are of a similar nature, is as follows:

	Millions of euros
	2012	2011

Provisions for taxes	1,198	1,346
Provisions for labor proceedings (Brazil)	975	1,390
Provisions for other legal proceedings	927	927
Customer remediation (UK)	803	863
Regulatory-related provisions (UK)	227	211
Restructuring	120	98
Other	928	1,033
	5,178	5,868

Provisions for taxes comprise provisions for tax-related proceedings.

Provisions for labor proceedings (Brazil) comprise lawsuits brought by labor unions, associations, public prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits. The number and nature of these procedures, which are common in many other banks in Brazil, justifies the classification of these provisions as a separate group. For claims considered to be similar and usual, provisions are recognized based on the history of payments made for claims of that sort. Claims that do not fit into the previous are assessed individually, and provisions are recognized based on the status of each lawsuit and the risk assessment made by legal counsel. The average duration of labor proceedings is approximately 8 years, although they could last much longer.

Provisions for other legal proceedings include provisions for court, arbitration or administrative (other than those included in other areas) proceedings brought against Santander Group companies.

Customer remediation (UK) comprises the estimated cost of making redress payments with respect to the past sales of products in UK. In calculating the customer remediation provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case

Regulatory-related provisions (UK) mainly include the provisions in respect of the following issues related to Santander UK:

•         Financial Services Compensation Scheme (“FSCS”): The FSCS is the UK's independent statutory compensation fund for customers of authorized financial services firms and pays compensation if a firm is unable to pay claims against it. The FSCS is funded by levies on the industry (and recoveries and borrowings where appropriate). The levies raised comprise both management expenses levies and, where necessary, compensation levies on authorized firms.

•         UK Bank Levy: the Finance Act 2011 introduced an annual bank levy in the UK which is collected through the existing quarterly Corporation Tax collection mechanism. The UK Bank Levy is based on the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period, although the certain amounts are excluded. During 2012, a rate of 0.088% was applied and three different rates applied during 2011 which averaged to 0.075%.

Restructuring provisions include only the direct expenditures arising from the restructuring.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in such type of lawsuits. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, these obligations have no fixed settlement period and, in other cases, depend on the legal proceedings in progress.

The changes in Provisions for taxes and other legal contingencies and Other provisions are detailed in Note 25.b and mostly relate to the movement of provisions in Brazil and UK.  Main charges to income in 2012 correspond to €573 million derived from labor claims in Brazil and €264 million due to customer remediation provisions in United Kingdom. This increase is more than offset by the use of available provisions, of which €730 million corresponds to labor claims in Brazil and €392 million corresponds to UK customer remediation, and the effect of the exchange differences.

e)	Litigation and other matters

i. Tax-related proceedings

At December 31, 2011, the main tax-related proceedings concerning the Group were as follows:

-
“Mandados de Segurança” filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008.

-	“Mandados de Segurança” filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998.

-
“Mandados de Segurança” filed by Banco Santander (Brasil) S.A. and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander Brasil, S.A., the “Mandado de Segurança” was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander Brasil, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court.

-
Real Leasing, S.A. Arrendamiento Mercantil and Banco Santander (Brasil), S.A. have filed various administrative and legal claims in connection with the deductibility of the provision for doubtful debts for 1995. The former shareholders of the entity from which the tax authorities have demanded payment agreed to assume the liability in connection with this claim.

-
Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services.

-
In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration.

-
In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil) S.A. did not meet the necessary legal requirements to be able to deduct the amortization of the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil) S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (“CARF”), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities may appeal against this decision at a higher administrative instance.  In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil) S.A. filed an appeal against these procedures at CARF. Based on the advice of its external legal counsel and in view of the recent decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

-
In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brasil), as the successor by merger to ABN AMRO Brasil Dois Participações, S.A., in relation to income tax (IRPJ and CSL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The aforementioned entity filed an appeal against the infringement notice. Banco Santander (Brasil), S.A. is responsible for any adverse outcome in this process as a former controller of Santander Seguros, S.A. (Brasil). As of December 31, 2011, there is no provision in connection with this proceeding as it is considered a contingent liability. Also, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil) S.A. in connection with income tax (IRPJ and CSL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The aforementioned entity filed an appeal against the infringement notice. On November 23, 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter. In February 2012 this decision was declared non appealable for year 2002. Proceedings relating to tax years 2003 to 2006 are ongoing. As of December 31, 2011, there is no provision in connection with this proceeding as it is considered a contingent liability.

-.
A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. A favorable judgment at first instance was handed down in September 2006, although the judgment was appealed against by the tax authorities in January 2007 and the court found in favor of the latter in June 2010. Abbey National Treasury Services plc appealed against this decision at a higher court and in December 2011 the tax authorities confirmed their intention to file the related pleadings.  The higher court hearing took place in April 2012 the judgement found in favor of the tax authorities upholding their appeal. Abbey National Treasury Services plc is evaluating the impact of this judgement but does not expect any adverse impact due to the provisions held in connection with this matter.

-
Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States for fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. In addition, if the outcome of this legal action is favorable to Santander Holdings USA, Inc., the amounts paid in relation to this matter with respect to 2006 and 2007 would also have to be refunded.

At the date of approval of these consolidated annual financial statements certain other less significant tax-related proceedings were also in progress.

ii. Non-tax-related proceedings

At December 31, 2011, the main non-tax-related proceedings concerning the Group were as follows:

-	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance) to its customers.

~~The provisions recorded by Santander UK in respect of customer remediation comprise the estimated cost of making redress payments with respect to the past sales of products. In calculating the customer remediation provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case.~~

Payment protection insurance is a UK insurance product offering payment protection on unsecured personal loans (and credit cards). The nature and profitability of the product has changed materially since 2008, in part due to customer and regulatory pressure. The product was sold by all UK banks – the mis-selling issues are predominantly related to business written before 2009.

On July 1, 2008, the UK Financial Ombudsman Service (“FOS”) referred concerns regarding the handling of PPI complaints to the UK FSA as an issue of wider implication. On September 29, 2009 and March 9, 2010, the FSA issued consultation papers on PPI complaints handling. The FSA published its Policy Statement on August 10, 2010, setting out evidential provisions and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by December 1, 2010.

On October 8, 2010, the British Bankers’ Association (“BBA”), the principal trade association for the UK banking and financial services sector, filed on behalf of certain financial institutions (which did not include Santander UK) an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The Judicial Review was heard in January 2011 and on April 20, 2011 judgment was handed down by the High Court dismissing the BBA’s application.

Santander UK did not participate in the legal action undertaken by other UK banks and has been consistently making provisions and settling claims with regards to PPI complaints liabilities since they began to increase in recent years. However, a detailed review of the provision was performed in the first half of the year in light of current conditions, including the High Court ruling in April 2011, the BBA’s subsequent decision not to appeal it and the consequent increase in actual claims levels. As a result, the provision has been revised to reflect the new information.

There are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties of assessing the impact of detailed implementation of the Policy Statement for all PPI complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs.

In this context, in the first half of 2011 the Group recognized a provision, with a post-tax effect on results of €620 million (GBP538 million), which was calculated on the basis of an estimate of the number of claims that will be received, of the number of claims that will be upheld and of the estimated average amount of compensation in each case, in line with what other UK banks had done.

-
Lanetro, S.A. (currently Zed Worldwide, S.A.): claim (ordinary lawsuit no. 558/2002) filed by Lanetro, S.A. against Banco Santander, S.A. at the Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to €30.05 million of a capital increase at the plaintiff.

On December 16, 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by Lanetro, S.A. was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006.

In a decision handed down on March 30, 2010, the Supreme Court dismissed an extraordinary appeal against procedural infringements and partly upheld a cassation appeal filed in both cases by the Bank against the decision of the Madrid Provincial Appellate Court.

Zed Worldwide, S.A. requested the court-ordered enforcement of the decision. On January 25, 2011, the court issued an order to enforce the decision handed down by the Madrid Provincial Appellate Court, whereby the Bank has to subscribe to 75.1 million shares at their par value of €0.4 per share, totaling €30.05 million. Zed Worldwide, S.A. filed an appeal for reconsideration of the order enforcing the decision, which the Bank opposed. On May 23, 2011, the Bank was served notice of the decision of May 6, 2011, dismissing the appeal for reconsideration and upholding the order of January 25, 2011. On July 14, 2011, Zed Worldwide, S.A. filed an appeal against the decision dismissing the previous appeal for reconsideration; in this regard, the Bank has duly appeared and filed a notice of opposition.

-
Proceeding under Civil Procedure Law filed by Galesa de Promociones, S.A. (“Galesa”) against the Bank at the Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to €51,396,971.43 as a result of a judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company, which concluded in the foreclosure by the Bank of the mortgaged properties and their subsequent sale by the Bank to third-party buyers. The judgment of the Supreme Court ordered the reversal of the court foreclosure proceeding to prior to the date on which the auctions were held, a circumstance impossible to comply with due to the sale of the properties by the Bank to the aforementioned third parties, which prevented the reincorporation of the properties to the debtor company's assets and their re-auction.

The damages claimed are broken down as follows: (i) €18,428,076.43 relating to the value of the property auctioned; (ii) €32,608,895 relating to the loss of profit on the properties lost by the plaintiff, which was prevented from continuing its business activity as a property developer; and (iii) €360,000 relating to loss of rental income.

On March 2, 2010, the court of first instance handed down a decision partly upholding both the claim filed against the Bank and the counterclaim, ordering the Bank to pay the plaintiff €4,458,960.61, and Galesa to pay the Bank €1,428,075.70, which resulted in a net loss of €3,030,874.91 for the Bank. Two appeals against this decision were filed on May 31, 2010, one by Galesa and the other by the Bank. On November 11, 2010, the Alicante Provincial Appellate Court handed down a decision upholding the appeal filed by the Bank and dismissing the appeal brought by Galesa, as a result of which and by way of offsetting the indemnity obligations payable by each party, the Bank became a creditor of Galesa in the amount €400,000.

Galesa filed a cassation appeal with the Supreme Court against this decision, which was given leave to proceed in an order dated October 11, 2011, and the Bank submitted a notice of opposition.

-
Declaratory large claims action brought at the Madrid Court of First Instance no. 19 (case no. 87/2001) in connection with a claim filed by Inversión Hogar, S.A. against the Bank. This claim sought the termination of a settlement agreement entered into between the Bank and the plaintiff on December 11,  1992.

On May 19, 2006, a judgment was handed down at first instance, whereby the agreement was declared to be terminated and the Bank was ordered to pay €1.8 million, plus the related legal interest since February 1997, to return a property that was given in payment under the aforementioned agreement, to pay an additional €72.9 million relating to the replacement value of the assets foreclosed and subsequently sold by the Bank, and to pay all the related court costs. The Bank and Inversión Hogar, S.A. filed appeals against the judgment.

On July 30, 2007, the Madrid Provincial Appellate Court handed down a decision upholding in full the appeal filed by the Bank, reversing the judgment issued at first instance and dismissing the appeal filed by Inversión Hogar, S.A. On completion of the clarification procedure, Inversión Hogar, S.A. and its subsidiaries filed a cassation appeal against the aforementioned decision and an extraordinary appeal for procedural infringements at the Civil Division of the Supreme Court, which issued an order on December 1, 2009, admitting for consideration the appeals filed by Inversión Hogar S.A. and subsidiaries. On October 18, 2011, a judgment was handed down declaring that the appeals filed were not admissible. The appellants filed various applications for clarification of the judgment, challenges and a motion for annulment, which were dismissed. The appellants have subsequently filed new requests and reconsideration appeals.

As of December 31, 2011 there is no provision in connection with this claim as it is considered as a contingent liability.

-
Claim in an ordinary proceeding filed by Inés Arias Domínguez and a further 17 persons against Santander Investment, S.A. at Madrid Court of First Instance no. 13 (case no. 928/2007), seeking damages of approximately €43 million, plus interest and costs. The plaintiffs, who were former shareholders of Yesocentro, S.A. (Yesos y Prefabricados del Centro, S.A.), alleged that Santander Investment, S.A. breached the advisory services agreement entered into on October 19, 1989 between the former Banco Santander de Negocios, S.A. and the plaintiffs, in relation to the sale of shares owned by the plaintiffs to another company called Invercámara, S.A. This claim was contested by Santander Investment, S.A. on November 5, 2007.

After the declaration of the stay of the proceeding based on civil prejudgement decreed by the ordinary court resolution dated September 11, 2008 which was confirmed by the County Court of Madrid resolution dated May 24, 2010, pre-trial hearing has taken place on the April 16, 2012.

-
After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on September 8, 2011 Banco Santander, S.A. filed a new request for arbitration with the  Secretary of the Spanish Arbitration Court against the business entity DELFORCA 2008, Sociedad de Valores, S.A. (formerly Gaesco Bolsa Sociedad de Valores S.A.), claiming €66,418,077.27 that the latter owes Banco Santander, S.A. as a result of the early termination of the financial transaction framework agreement entered into by the aforementioned company and Banco Santander, S.A. and of the financial transactions performed under the agreement.  This arbitration proceeding is currently in progress.

Additionally, Mobiliaria Monesa, S.L. (parent of the former Gaesco) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, reproducing the claims discussed and resolved in the aforementioned arbitration proceeding, a circumstance which was brought to the Court’s attention in the notice of opposition thereto filed by the Bank.

This proceeding was stayed by the Santander Provincial Appellate Court in an order dated December 20, 2010 due to the Court admitting the preliminary civil ruling grounds claimed by the Bank.

The above stay continues to be in effect due to an order dated October 11, 2011 by Santander Court of First Instance no. 5, based on the new arbitration proceeding brought by Banco Santander, S.A. An appeal was filed against this order by DELFORCA 2008, Sociedad de Valores S.A. at the Santander Provincial Appellate Court.

Finally, by resolution stated by court order of first instance number 1 of Madrid, has been admitted an application –legal proceeding 398/2012, action-a-law suit DELFORCA 2008 against Banco Santander S.A.- in claim of an indeterminate sum, for the purpose of compensation of damages, derived from the performance of Banco Santander with regards to the declaration of the early termination of Financial Transaction Framework Agreement (CMOF) entered into between the above mentioned company and the Bank, as well as the financial transactions covered by the agreement. The Bank in the process of pleading against the said law suit.

The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

-
Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity's Bylaws in the event that the entity obtained a profit and that the distribution of this profit, in the form of this bonus, were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000 in variable percentages as agreed by the board of directors, and the relevant clause was eliminated from the Bylaws in 2001. In September 2005 the Regional Labor Court ordered Banco Santander Banespa, Cia. de Arrendamiento Mercantil (currently Banco Santander (Brasil) S.A.) to pay the half-yearly bonus and the bank subsequently lodged an appeal at the High Labor Court. A decision was handed down on June 25, 2008 which ordered the bank to pay the half-yearly bonus from 1996 onwards for a maximum amount equivalent to the share in the profits. Appeals against this decision were filed at the High Labor Court and the Supreme Federal Court. The High Labor Court ordered the aforementioned half-yearly bonus to be paid. The Supreme Court rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the Supreme Court. The Regimental Appeal is an internal appeal filed in the Supreme Court itself, in order to refer the monocratic decision to a group of five ministers.

-
"Planos económicos": Like the rest of the banking system, Santander Brasil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason by consumer protection associations and the public prosecutor's office, among others, in connection with the possible effects of certain legislative changes relating to differences in the monetary adjustments to interest on bank deposits and other inflation-linked contracts (planos económicos). The plaintiffs considered that their vested rights in relation to the inflationary adjustments had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice set the statute of limitations period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the plaintiffs, which will significantly reduce the number of actions of this kind brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the High Court of Justice and the Supreme Federal Court with which the matter is expected to be definitively settled. In August 2010, the High Court of Justice handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the planos from the claim, thereby reducing the claimed amount, and confirming the five-year statute of limitations period for these class actions. Shortly thereafter, the Supreme Federal Court issued an injunctive relief order whereby all the proceedings in progress in this connection were stayed until this court issues a final decision on the matter. Consequently, enforcement of the aforementioned decision handed down by the High Court of Justice was also stayed.

-
Proceeding under Civil Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150,000,000 in principal plus USD 4,656,164 in interest, upon alleged termination of an escrow contract. On October 7, 2010, the Bank was served notice of a decision dated October 1, 2010 which upheld the claim filed by Banco Occidental de Descuento, Banco Universal, C.A. without a ruling being issued in relation to court costs. Both the plaintiff and the defendant filed appeals to a superior court: the plaintiff in connection with the decision not to award costs and the Bank in connection with the rest of the decision. Both parties also filed notices of opposition against the appeal filed by the other party, and appeared at the Provincial Appellate Court.

In addition, on March 29, 2011 the Bank filed a notice of opposition against the specific measures provisionally enforcing the judgment. The Bank's opposition to the aforementioned measures was upheld in a decision dated September 5, 2011.

-
On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group S.A. at the Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving €31,704,000 in principal and €2,711,567.02 in interest. On November 24, 2011, the hearing was held with the examination of the proposed evidence.  On February 29, 2012, final evidence was produced.

-
The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets underlying the securities.

On November 12, 2008, the Group announced the implementation of a solution (which was of a strictly commercial, exceptional nature and did not imply any admission of mis-selling) for holders of one of the products sold -Seguro Banif Estructurado- issued by the insurance company Axa Aurora Vida, which had as its underlying security a bond issued and guaranteed by Lehman.

The solution involved replacing the Lehman issuer risk with the issuer risk of Santander Group subsidiaries. The exchange period ended on December 23, 2008. As a result of the exchange, at 2008 year-end a loss of €46 million was recognized in the consolidated income statement (€33 million after tax).

In February 2009 the Group offered a similar solution to other customers affected by the Lehman bankruptcy. The cost of this transaction, before tax, was €143 million (€100 million after tax), which were recognized in the consolidated income statement for 2008.

Certain claims have been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations at the time of each sale or subscription and that the fact that the Group acted as intermediary did not give rise to any liability in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote.

-
The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC ("Madoff Securities") by the SEC took place in December 2008. The exposure of customers of the Group through the subfund Optimal Strategic US Equity ("Optimal Strategic") was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers, and the remaining €320 million were in the investment portfolios of the Group's private banking customers in Spain, who were qualifying investors.

On January 27, 2009, the Group announced its decision to offer a solution to those of its private banking customers who had invested in Optimal Strategic and had been affected by the alleged fraud. This solution, which was applied to the principal amount invested, net of redemptions, totalled €1,380 million. It consisted of a replacement of assets whereby the private banking customers could exchange their investments in Optimal Strategic US for preference shares to be issued by the Group for the aforementioned amount, with an annual coupon of 2% and a call option that could be exercised by the issuer in year ten. At December 31, 2008, the Group determined that these events had to be considered to be adjusting events after the reporting period, as defined in IAS 10.3, because they provided evidence of conditions that existed at the end of the reporting period and, therefore, taking into account IAS 37.14, it recognized the pre-tax cost of this transaction for the Group (€500 million -€350 million after tax-) under Gains/Losses on financial assets and liabilities in the consolidated income statement for 2008.

The Group has at all times exercised due diligence in the management of its customers’ investments in the Optimal Strategic fund. These products have always been sold in a transparent way pursuant to applicable legislation and established procedures and, accordingly, the decision to offer a solution was taken in view of the exceptional circumstances attaching to this case and based on solely commercial reasons, due to the interest the Group has in maintaining its business relationship with these customers.
At the time of the intervention, Madoff Securities was a broker-dealer authorized, registered and supervised by the SEC and was also authorized as an investment advisor by the US Financial Industry Regulatory Authority. As the SEC itself has stated, Madoff Securities had been regularly inspected by the aforementioned supervisory body in recent years, and at no time was its reputation and solvency questioned by the market or by the US supervisory authorities.

On March 18, 2009, the Group issued the preference shares earmarked for the replacement of assets offered to the private banking customers affected by the intervention of Madoff Securities and those affected by the Lehman bankruptcy who were not able to participate in the exchange made on December 23, 2008 (referred to above). The preference shares have been listed on the London Stock Exchange since March 23, 2009. The level of acceptance of the exchange proposal was close to 97%.

On May 26, 2009, two funds managed by Optimal Investment Services, S.A. (“OIS”), an indirect subsidiary of Banco Santander, S.A., announced that they had entered into an agreement with Irving H. Picard, the court-appointed trustee for the liquidation of Madoff Securities. Under the agreement, the trustee allowed the funds’ claims in the liquidation proceeding and reduced his clawback demands on the funds by the amounts withdrawn by the latter from Madoff Securities, in the 90 days prior to bankruptcy, which US legislation allows him to claim, in exchange for the partial payment of those demands by the funds. The funds are Optimal Strategic U.S. Equity Limited and Optimal Arbitrage Limited. These are the only Optimal funds that had accounts at Madoff Securities.

Pursuant to the agreement, the funds’ claims against Madoff Securities’ estate were allowed in their full amounts, calculated on a cash-in, cash-out basis, of USD 1,540,141,277.60 and USD 9,807,768.40, respectively, and the funds were entitled to Securities Investor Protection Corporation advances of USD 500,000 each. The funds paid 85% of the clawback claims asserted by the trustee. The payments totaled USD 129,057,094.60 for Strategic U.S. Equity and USD 106,323,953.40 for Arbitrage.

The funds agreed not to file any other claims against Madoff Securities’ estate (in liquidation). The agreement also contains an "equal treatment" provision, so that if the trustee settled similar clawback claims for less than 85%, the funds would receive a rebate of a portion of their payments to make the percentages applied to the funds equal to those applied to other investors in comparable situations.

The agreement followed the trustee’s investigation of Optimal’s conduct in dealing with Madoff Securities, including a review of Optimal’s documents relating to its due diligence, in which the trustee concluded that its conduct did not provide grounds to assert any claim against the Optimal companies or any other entity of Santander Group (other than the clawback claims described above, which did not arise from any inappropriate conduct by the funds).

The agreement contains releases of all clawback and other claims the trustee may have against the funds for any matters arising out of the funds' investments with Madoff Securities. The trustee's release applies to all potential claims against other Optimal companies, Santander Group companies and their investors, directors, agents and employees who agree to release the trustee and the Madoff Securities estate (in liquidation), to the extent the claims arise out of the funds' dealings with Madoff Securities. It also releases the funds from potential clawback liability for any other withdrawals made by them from Madoff Securities.

The agreement between the trustee and the aforementioned Optimal funds was approved by the United States Bankruptcy Court in New York on June 16, 2009.

Madoff Securities is currently in liquidation in accordance with the Securities Investor Protection Act of 1970 at the United States Bankruptcy Court in New York. Bernard L. Madoff, the chief executive of Madoff Securities, pleaded guilty to perpetrating what was probably the largest pyramid fraud in history and was sentenced to 150 years’ imprisonment.

In April 2011, by means of a corporate operation, the funds Optimal Multiadvisors Ltd / Optimal Strategic US Equity Series, Optimal Multiadvisors Ireland plc / Optimal Strategic US Equity Ireland Euro Fund and Optimal Multiadvisors Ireland plc / Optimal Strategic US Equity Ireland US Dollar Fund offered unitholders the possibility of voluntarily liquidating their units and shares in these funds in exchange for shares in a special purpose vehicle in the Bahamas (SPV Optimal SUS Ltd., the “SPV”) to which Optimal Strategic US Equity Ltd., the company through which the aforementioned funds held their assets, assigned in full the claim recognized by the trustee of the Madoff Securities liquidation, mentioned previously, the nominal amount of which totaled USD 1,540,141,277.60 and became part of the assets of the SPV.

This arrangement enabled the investors to take direct control of their proportional part of the claim against the insolvency estate of Madoff Securities and also enabled them to sell their claim directly or by means of a sales procedure through a private auction organized by OIS.

As a result of this transaction, 1,021 million shares of the 1,539 million issued by the SPV are now directly owned by the unitholders of the three aforementioned Optimal Strategic US Equity funds that accepted the exchange of their units in the fund for shares of the SPV. Furthermore, 991 million of those 1,021 million shares were sold in the subsequent private auction organized by OIS, while 30 million opted not to participate in the auction. The remaining fund unitholders decided to maintain their units in the funds and not participate in the transaction.

The price reached in the auction of the SPV shares was equal to 72.14% of the amount of the claim against Madoff Securities, which meant that those unitholders were able to recover approximately 35% of the value of their investment in the Optimal Strategic US Equity funds at October 30, 2008.

The Santander Group, as a unitholder of the Optimal Strategic US Equity funds, opted to accept the exchange and subsequent partial sale of a portion of its units in the funds, and it recognized in the 2011 income statement, as a result of the cash proceeds from that sale, a recovery of approximately €249 million of the initial loss.

At December 31, 2011, the Santander Group held an interest of approximately 20% in the SPV through the Optimal Strategic US Equity fund.

At the date hereof, certain claims have been filed in relation to this matter. The Group is currently assessing the appropriate legal action to be taken. As indicated above, the Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, except for the three cases in which the decisions handed down partially upheld the claim based on the particular circumstances of these cases (which have been appealed against by the Bank), no provisions were recognized for the other claims since the risk of loss is considered remote.

-
On December 17, 2010, the Bank of New York Mellon Trust Company, National Association (“the Trustee”) filed a complaint in the U.S. District Court for the Southern District of New York (the “NY Court”) solely as the trustee for the Trust for Preferred Income Equity Redeemable Securities (“PIERS”) under an indenture dated September 1, 1999, as amended, against Santander Holdings USA, Inc. (formerly Sovereign Bancorp, Inc.) (“Sovereign”).  The complaint asserts that the acquisition of Sovereign by Banco Santander on January 31, 2009 constituted a "change of control" under the Trust PIERS.

If the acquisition is deemed to constitute a "change of control" in accordance with the definitions applicable to the Trust PIERS, Sovereign would be obliged to pay a considerably higher interest rate on the Sovereign subordinated debentures held in trust for the holder of the Trust PIERS and the principal amount of the debentures would accrete to USD 50 per debenture as of the effective date of the "change of control". Under the Trust PIERS, no "change of control" occurs if, among other reasons, the consideration in the acquisition consisted of shares of common stock traded on a national securities exchange. Banco Santander, S.A. issued American Depositary Shares (ADSs) in relation to the acquisition that were traded on the New York Stock Exchange.

The increased rate in the event of a "change of control" is defined in the indenture as the greater of (i) 7.41% per annum; and (ii) the rate determined by a reference agent in accordance with a process established in the indenture.

There is no "change of control" under the Trust PIERS indenture, among other reasons, if the consideration for the acquisition consisted of shares of common stock listed on a national securities market. Banco Santander issued American Depositary Shares (ADSs) in relation to the acquisition that were traded and continue to be traded on the New York Stock Exchange.

The NY Court was asked to declare that the acquisition of Sovereign was a "change of control" under the Indenture and seeks damages equal to the interest that the complaint alleges, should have been paid by Sovereign to the Trust PIERS holders. On December 13, 2011, the NY Court issued its decision granting the Trustee's motion for summary judgment and denying the cross-motion filed by Sovereign. The NY Court ruled that the term "common stock" used in the "change of control" provision of the Indenture did not include ADSs and, therefore, a "change of control" had occurred. The NY Court referred the matter of the calculation of damages to a magistrate judge. This inquest on damages is unlikely to be concluded before June 2012. A final judgment that may be appealed will not enter until damages are determined.

At December 31, 2011, the Group had recognized provisions for the estimated amount of the contingency with third parties (USD 139 million), which includes the accrued interest at 7.410% from January 31, 2009 to December 31, 2011 and the value of accreting the debentures to par (USD 50). In its Application for Damages submitted on March 16, 2012, the Trustee claims that the reset rate under the Indenture should be 13.61%, which if accepted by the NY Court would increase the impact of the unfavourable outcome described above. The Trustee requests damages in excess of USD 277,707,040 for unpaid back interest (USD 277,707,040 representing unpaid back interest through March 12, 2012) plus approximately USD 2,000,000 in legal fees. The Group’s liabilities would be 40.53% of the total claim, percentage which represents the contingency with third parties.

On April 16, Sovereign submitted a response to the Trustee’s Damages Application, arguing that the reset rate should be in no event higher than 8.31%.  The magistrate has yet to schedule a hearing as to damages.  The Group continues to assert that the acquisition of Sovereign by Banco Santander did not constitute a "change of control" under the Trust PIERS Indenture and that the Trustee's damages are exaggerated.   Accordingly, Sovereign intends to appeal the NY Court's finding that the acquisition was a "change of control" and the damages assessed, upon completion of the inquest and entry of a final judgment against Sovereign.

The Bank and its subsidiaries are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of its business, including in connection with the Group’s lending activities, relationships with the Group’s employees and other commercial or tax matters.

Uncertainties exist about what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery.

Considering all available information, the Bank believes that at 2011, 2010 and 2009 year-end the Group had reliably estimated the obligation related to each proceeding and had recognized adequate provisions, when required, that reasonably cover the liabilities that might arise from these tax-related and non-tax-related proceedings and believes that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on the Group’s business, financial condition, or results of operations.

The total amount of payments made by the Group arising from litigation in 2011, 2010 and 2009 is not material with respect to these consolidated financial statements.

4. Risk Management, page F-185
Debt restructuring and payment agreements, page F-200

4.
Refer to your response to the second bullet point of prior comment 24. Considering the significance of the reduction in these assets due to portfolio sales, cash recoveries and third party subrogations, please revise future filings to separately disclose these items. To the extent that the third party subrogations are significant, disclose the nature of the subrogations and how successful you are at pursuing payment from these third parties in the event of a subsequent default. Similarly, if significant, discuss the nature of any recourse or representations and warranties issued in connection with the portfolio sales of these assets.

Response

We acknowledge the Staff´s comment and we propose to revise the disclosure in future filings as follows:

	“2012	“2011
	(in millions of euros)	(in millions of euros)
Opening balance	23,442	27,334
Foreclosures assets	(xxx)	(914)
Sales of portfolios	(xxx)	(-)
Cash recoveries	(xxx)	(1,228)
Third party subrogations	(xxx)	(1,514)
Write offs and forgiveness of debts	(xxx)	(276)
Closing balance (net)	15,867	23,442

“Third party subrogations” correspond to the replacement of the original borrower (real estate developer) with a private individual who acquires a share of the loan equivalent to the house acquired from the developer by such individual.  These loans are included in the “Home purchase loan portfolio” and as mentioned in Note 54 of our financial statements have a stable delinquency rate (2.7% as December 31, 2011).”

Although in 2011 there were no sales of portfolios, we inform the Staff that we usually do not issue any significant warranties or have any significant recourse in connection with the sale of these portfolios.

5.	Refer to your response to prior comment 25. Please revise your disclosure in future filings to address the following:

• Your response to the first bullet indicates that you keep restructured loans under special watch until their expiry. Clarify in your disclosure whether you track and monitor restructured loans separately from your non-restructured loan portfolio for the life of the restructured loan regardless of whether those restructured loans are performing or non-performing, or impaired or non-impaired or whether you discontinue the special monitoring prior to the maturity of the loan. If the latter is true, revise your future filings to disclose the facts and circumstances considered when determining that special monitoring is no longer necessary.

• We note your statement in response to the fourth bullet that you segregate these loans into a separate pool for the purposes of determining the allowance for loan loss. Revise your disclosure in future filings to state that fact.

Response

We respectfully inform the Staff that we monitor this portfolio separately from the non-restructured loan portfolio.

With regards to our special monitoring policy for restructured loans we propose to include in our future filings the following explanation:

“In accordance with our corporate policy, all loans that have been restructured and are classified as doubtful or substandard remain under special and separate monitoring for so long as they are included in these categories. Restructured loans classified as standard remain under special and separate monitoring for a minimum precautionary period of two years and until 20% of their principal has been repaid, except restructured transactions involving some form of debt reduction which remain under special monitoring until they are extinguished.”

In response to the second bullet, we respectfully inform the Staff that we will include in our future filings the following statement:

 “This portfolio of loans is segregated into a separate loan pool for the purposes of determining the allowance for loan losses”.

6.
Refer to your response to prior comment 26. Please clarify whether your tabular roll forward for refinancings includes or excludes the additional restructured loans of €7,518 million as of December 31, 2011. To the extent that these restructured loans or any restructured loans are excluded from the roll forward, revise your disclosure in future filings to include a roll forward of both performing and non-performing restructured loans, as previously requested.

Response

We respectfully inform the Staff that our refinancing loans did not include the amount of €7,518 million as of December 31, 2011 disclosed in our response to Comment 26 in our letter dated October 5, 2012. In order to enhance our disclosure, we propose to include the following roll forward in our future filings:

“The table below sets forth the movements in our restructured/refinanced loans for the period shown:

(In millions of euros)	Year ended Dec. 31, 2012
	Transactions which at the time of their restructuring/refinancing were classified as doubtful	Transactions which at the time of their restructuring/refinancing were classified as other than doubtful	Total
Opening balance	10,334	41,872	52,206
Of which: Performing loans	4,765	34,354	39,119
Non-performing loans	5,569	7,518	13,087
New entries during period	xxxx	x,xxx	x,xxx
Reductions(*)	(x,xxx)	(x,xxx)	(x,xxx)
Other movements	(x,xxx)	(x,xxx)	(x,xxx)

Closing balance	12,780	42,934	55,714
Of which: Performing loans	5,680	31,817	37,497
Non-performing loans	7,100	11,117	18,217

(*) Includes movements due to cash recoveries, forecloses and write-offs”

7.
We note in your response to our prior comment 26 that a significant amount of refinanced loans are non-performing. Please revise your disclosure in future filings to disclose the amount of both restructured and refinanced loans that subsequently default or require a subsequent modification. To the extent that a significant amount of loans subsequently default or require a subsequent modification, disclose the following:

• Discuss why such a significant portion of your renegotiations and refinances appear unsuccessful, whether you have made changes to your modification programs as a result, and if so, how.

• Discuss whether you provide any subsequent modifications for renegotiated or refinanced loans, or whether loans are only allowed to be renegotiated or refinanced once. If you provide multiple modifications, revise to disclose the following:

a. Discuss whether the level of multiple modifications for loans is increasing or decreasing to give a better sense of the successfulness of your modification programs.

b. Discuss how you are timely capturing all losses inherent in your loan portfolio in your allowance for loan losses. For example, discuss how you incorporate re-defaults on these loans in your probability of default assumptions or discuss any qualitative adjustments you may make.

Response

We respectfully inform the Staff that our approach to managing restructured/refinanced loans varies depending on the degree of deterioration of the borrower’s financial situation at the time the terms and conditions of the transaction are modified. Thus, we propose to include in future filings:

“In managing restructured/refinanced loans, we distinguish between:

•	Transactions which at the time of their restructuring/refinancing were classified as doubtful due to payment arrears (more than three months) or other situations.

•
Transactions which at the time of their restructuring/refinancing were current in their payments or did not have any payments more than three months past due, with respect to which it is expected that the borrower might possibly experience a reduction in its ability to pay. The approach adopted is to adapt the terms and conditions of the debt to suit the customer’s new payment capacity.”

In relation to the success of our restructuring policy we call your attention to the following figures:

-
As of December 31, 2012, 44% of the loans which were classified as doubtful at the time of their restructuring have improved their classification to substandard or normal. Moreover, it should be considered that the remaining 56%, which is still at doubtful, includes loans that could have improved their performance but that according to our corporate policy must continue to be classified as doubtful until the following precautionary requirements -included for prudential reasons in the Group's corporate policy- are satisfied (i.e. sustained payment for a certain period, based on the transaction terms and the type of guarantee):

Term of the loan
	< 2 years	2-5 years	> 5 years
With collateral		3 installments
Without collateral	3 installments	9 installments	12 installments

-
With regards to loans which at the time of their restructuring were current in their payments or did not have any payments more than three months past due, approximately 75% of them are not classified as doubtful as of December 31, 2012.

Taking into account the above-mentioned, we consider that our restructuring policy has been successful.

With regards to the second bullet above, we respectfully advise the Staff that subsequent restructurings are neither common nor significant and the level of subsequent restructurings has been stable in recent years. Moreover, we propose to include in our future filings the following disclosure:

“Our corporate policy establishes a maximum of one restructuring per year and three restructurings every 5 years together with more restrictive criteria: subsequent restructurings, which are not common, are only carried out after an exhaustive analysis of viability and when it has been determined that subsequent renegotiation can assure the payment with a reasonable certainty. Additionally, our corporate policy prescribes significant requirements (such as an extended period and new effective guaranties requested) before a restructured loan with subsequent restructuration to be reclassified as standard.”

With regards to the last comment above, we inform the Staff that for the purpose of determining impairment losses, we propose to include in future filings the following:

“For the purpose of determining losses, the Group monitors its debtors differentiating between:

•
Customers classified by the Group as “standardized”: grouping together instruments having similar credit risk characteristics indicative of the debtors' ability to pay all principal and interest amounts in accordance with the contractual terms. This category includes exposures to individuals, individual entrepreneurs and retail banking enterprises not classified as individualized customers.

•
Customers classified by the Group as “individualized”: they are monitored individually for significant debt instruments and for instruments which, although not material, are not susceptible to being classified in a group of financial assets with similar credit risk characteristics. This category includes wholesale banking enterprises, financial institutions and certain retail banking enterprises.

Our internal models, used to calculate our loan loss provisions, incorporate re-defaults of the restructured loans in the following manner:

•
Customers classified by the Group as “standardized”: our internal models consider restructured loans as a pool with differentiated behavior, which has its own probability of default calculated based on past credit history, which consider, among others, successive restructuration.

•
Customers classified by the Group as “individualized”: internal ratings are the key input for determining the probability of default of these loans and it takes into consideration subsequent restructuring to a loan. In this sense, our corporate risk policy establishes that the “rating” for restructured customers must be updated at least every six months reflecting new financial conditions or modifications.”

c. Property financing provided for construction and property development, page F-203

8.
Refer to your response to prior comment 28. Please revise your proposed disclosure to state whether you update LTV ratios prior to a loan becoming doubtful, similar to your update of mortgage LTVs (i.e., at least once a year).

Response

We propose to revise the disclosure included in our response to comment 28 of our letter dated October 5, 2012 to include the following information:

“In accordance with the requirements of the Bank of Spain, the collateral values presented in the table above have been obtained using external appraisals as of the date of origination for standard loans and as of the date the loans became doubtful for non-performing loans. The valuation of collateral for projects that are in process contemplates the values “as is” and not “as completed”.

Notwithstanding the above, for internal management purposes, we update LTVs for all secured loans at least once a year taking into consideration the price index published by the corresponding government institution.”

55. Other Disclosures, page F-238

9.
In future filings, please revise your financial statements presented within this Note to include a total for comprehensive income presented in either a single continuous statement or in two separate but consecutive statements.

Response

In future filings we will revise the disclosure as shown below:

In page F-240 (Consolidated statement of comprehensive income)

	2012	2011	2010

NET CONSOLIDATED INCOME FOR THE YEAR		6,139	9,102

OTHER COMPREHENSIVE INCOME		(2,570)	1,643
Available-for-sale financial assets:		344	(2,719)
Revaluation gains/(losses)		231	(1,863)
Amounts transferred to income statement		156	(856)
Other reclassifications		(43)	-
Cash flow hedges:		(17)	117
Revaluation gains/(losses)		(109)	(89)
Amounts transferred to income statement		92	206
Amounts transferred to initial carrying amount of hedged items		-	-
Other reclassifications		-	-
Hedges of net investments in foreign operations:		106	(2,253)
Revaluation gains/(losses)		13	(2,444)
Amounts transferred to income statement		9	191
Other reclassifications		84	-
Exchange differences:		(2,824)	5,704
Revaluation gains/(losses)		(2,906)	5,986
Amounts transferred to income statement		85	(282)
Other reclassifications		(3)	-
Non-current assets held for sale:		-	-
Revaluation gains/(losses)		-	-
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Actuarial gains/(losses) on pension plans		-	-
Entities accounted for using the equity method:		(95)	-
Revaluation gains/(losses)		(37)	-
Amounts transferred to income statement		-	-
Other reclassifications		(58)	-
Other comprehensive income		-	-
Income tax		(84)	794

TOTAL COMPREHENSIVE INCOME		3,569	10,745
Attributable to the Parent		3,184	9,031
Attributable to non-controlling interests		385	1,714

In page F-242 (Banco Santander, S.A. - condensed statement of comprehensive income)

	2012	2011	2010

NET INCOME		2,151	3,332
OTHER COMPREHENSIVE INCOME		446	(1,423)
Available-for-sale financial assets:		617	(2,059)
Revaluation gains/(losses)		357	(2,100)
Amounts transferred to income statement		260	41
Other reclassifications		–	–
Cash flow hedges:		–	2
Revaluation gains/(losses)		–	–
Amounts transferred to income statement		–	2
Amounts transferred to initial carrying amount of hedged items		–	–
Other reclassifications		–	–
Hedges of net investments in foreign operations:		17	17
Revaluation gains/(losses)		21	47
Amounts transferred to income statement		(4)	(30)
Other reclassifications		–	–
Exchange differences:		–	–
Non-current assets held for sale:		–	–
Actuarial gains/(losses) on pension plans		–	–
Other comprehensive income		–	–
Income tax		(188)	617
TOTAL COMPREHENSIVE INCOME		2,597	1,909

In page F-246 (Santander Finance Capital, S.A. (Unipersonal) - statement of comprehensive income)

	2012	2011	2010

NET INCOME/(LOSS)		319	623
Income and expense recognised directly in equity		–	–
Arising from revaluation of financial instruments:		–	–
Arising from cash flow hedges		–	–
Grants, donations and legadas received		–	–
Arising from actuarial gains and losses and other adjustments		–	–
Tax effect		–	–
Total income and expense recognised directly in equity		–	–

Transfers to profit or loss		–	–
Arising from revaluation of financial instruments:		–	–
Arising from cash flow hedges		–	–
Grants, donations and legadas received		–	–
Tax effect		–	–
Total transfers to profit or loss		–	–
TOTAL COMPREHENSIVE INCOME		319	623

In page F-249 (Santander Finance Preferred, S.A. (Unipersonal) - statement of comprehensive income)

	2012	2011	2010

NET INCOME/(LOSS)		1,293	(1,103)
Income and expense recognised directly in equity		–	–
Arising from revaluation of financial instruments:		–	–
Arising from cash flow hedges		–	–
Grants, donations and legadas received		–	–
Arising from actuarial gains and losses and other adjustments		–	–
Tax effect		–	–
Total income and expense recognised directly in equity		–	–

Transfers to profit or loss		–	–
Arising from revaluation of financial instruments:		–	–
Arising from cash flow hedges		–	–
Grants, donations and legadas received		–	–
Tax effect		–	–
Total transfers to profit or loss		–	–
TOTAL COMPREHENSIVE INCOME		1,293	(1,103)

In page F-252 (Santander International Preferred, S.A. (Sociedad Unipersonal) - statement of comprehensive income)

	2012	2011	2010

NET INCOME/(LOSS)		57	39
Income and expense recognised directly in equity		–	–
Arising from revaluation of financial instruments:		–	–
Arising from cash flow hedges		–	–
Grants, donations and legadas received		–	–
Arising from actuarial gains and losses and other adjustments		–	–
Tax effect		–	–
Total income and expense recognised directly in equity		–	–

Transfers to profit or loss		–	–
Arising from revaluation of financial instruments:		–	–
Arising from cash flow hedges		–	–
Grants, donations and legadas received		–	–
Tax effect		–	–
Total transfers to profit or loss		–	–
TOTAL COMPREHENSIVE INCOME		57	39

In page F-254 (Santander US Debt, S.A. (Sociedad Unipersonal) - statement of comprehensive income)

	2012	2011	2010

NET INCOME/(LOSS)		(74)	(240)
Income and expense recognised directly in equity		–	–
Arising from revaluation of financial instruments:		–	–
Arising from cash flow hedges		–	–
Grants, donations and legadas received		–	–
Arising from actuarial gains and losses and other adjustments		–	–
Tax effect		–	–
Total income and expense recognised directly in equity		–	–

Transfers to profit or loss		–	–
Arising from revaluation of financial instruments:		–	–
Arising from cash flow hedges		–	–
Grants, donations and legadas received		–	–
Tax effect		–	–
Total transfers to profit or loss		–	–
TOTAL COMPREHENSIVE INCOME		(74)	(240)

* * * *

In addition, as requested, we acknowledge that:

•	Santander is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Santander may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The new or enhanced disclosures proposed above will be included in our 2012 Form 20-F. If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +34-91-558-18-60.

Very truly yours
/s/ José Tejón
José Tejón Chief Accounting Officer

cc:
Mr. José Antonio Álvarez, Banco Santander S.A.
Mr. José Manuel de Araluce, Banco Santander S.A.
Mr. Javier del Castillo, Banco Santander S.A.
Mr. Nicholas A Kronfeld, Davis Polk & Wardwell LLP
Ms. Carmen Barrasa, Deloitte